Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	March 31	December 31
	2009	2008	2007	2006	2005	2004

Income Before Income Taxes	$ 2,116	$13,761	$ 15,754	$ 11,023	$ 7,621	$ 7,527

Interest on Indebtedness	3,264	14,728	15,746	11,994	8,016	7,137

Portion of rents representative
of the interest factor	392	1,498	1,396	1,249	1,161	1,106

Earnings as adjusted	$ 5,772	$ 29,987	$ 32,896	$ 24,266	$ 16,798	$ 15,770

Fixed Charges:

Interest on Indebtedness	$ 3,264	$ 14,728	$ 15,746	$ 11,994	$ 8,016	$ 7,137

Portion of rents representative
of the interest factor	392	1,498	1,396	1,249	1,161	1,106

Fixed Charges	$ 3,656	$16,226	$17,142	$13,243	$ 9,177	$ 8,243

Ratio of Earnings
to Fixed Charges	1.58	1.85	1.92	1.83	1.83	1.91